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January 16, 2009

Heath D. Linsky

404-504-7691

hdl@mmmlaw.com

www.mmmlaw.com

VIA FEDERAL EXPRESS

Ms. Yolanda Crittendon

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:	Cole Credit Property Trust, Inc.

Form 10-K for the year ended 12/31/2007

Filed on 3/27/2008

File No. 000-51962

Dear Ms. Crittendon:

Cole Credit Property Trust, Inc. (the “Company”), wishes to respond to comments of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 8, 2008. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

The Company responds to the Commission’s comments and requests as follows:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, and Capital Resources, pages 24 - 25

1.

We note that the cash flow from operating activities appeared to be insufficient to the pay the distributions as reported in the statement of cash flows for the years ended December 31, 2007 and 2006 and the quarters ended June 30, 2008 and September 30, 2008. Tell us what consideration you gave to identifying this fact and the alternative source of cash used to pay these distributions for each period.

Buckhead Office	1600 Atlanta Financial Center	With offices in	Washington, DC
(404) 233-7000	3343 Peachtree Road, N. E.	Raleigh-Durham, N.C
Atlanta, Georgia 30326
Fax: (404) 365-9532

MORRIS, MANNING & MARTIN, LLP

Ms. Yolanda Crittendon

Securities and Exchange Commission

January 16, 2009

Response: The Company notes that it disclosed the source of its distributions on page 24 of its Form 10-K for the year ended December 31, 2007 (the “Form 10-K”), as follows:

“We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary.”

Additionally, the Company disclosed on page 24 of the Form 10-K that:

“...substantially all net cash resulting from debt financing will be used to fund certain capital expenditures, repayments of outstanding debt, possible replacement properties, or distributions to our stockholders.”

Additionally, the Company notes that the cash flows from operations and distributions to investors are disclosed in the Company’s Consolidated Statement of Cash Flows on page F-6 of the Form 10-K for all periods presented.

The Company’s Form 10-K for the year ended December 31, 2008 will clearly state when distributions to stockholders were in excess of cash flows from operations and the alternative sources of cash used to pay the distributions for each period presented.

Financial Statements and Notes

Note 2— Summary Of Significant Accounting Policies

Allocation of Purchase Price Of Acquired Assets, page F-8

2.

We note that you utilize independent appraisals to assist in the determination of fair values of the tangible assets of an acquired property. Please tell us the nature and extent of the appraisal firm’s involvement in your decision making process.

Response: The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used by its management in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to lease intangibles. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

MORRIS, MANNING & MARTIN, LLP

Ms. Yolanda Crittendon

Securities and Exchange Commission

January 16, 2009

3.

We note your accounting policy that above-market and below-market lease values are amortized over the lesser of the useful life or the remaining terms of the respective leases. This accounting policy appears to differ with the accounting policy noted on page 20 as it states that above-market and below-market lease values are amortized over the remaining term of the respective leases. Please clarify to us your amortization policy over above-market and below-market leases.

Response: The Company’s policy is to amortize its above-market leases over the remaining non-cancelable lease term and amortize below-market leases over the remaining non-cancelable lease term plus any bargain renewal periods in accordance with Financial Accounting Standard No. 98 (“FASB 98”), Accounting for Leases, as determined by the Company’s management at the time it acquires real property with an in-place lease.

The Company will clarify its policy in its “Critical Accounting Policies and Estimates” section, and in the notes to its consolidated financial statements for the year ended December 31, 2008, to be filed in its Form 10-K for the year ended December 31, 2008.

4.

The value of below market leases should be amortized over the remaining non- cancelable lease term plus any fixed rate renewal options, while above market leases should be amortized over the remaining non-cancelable lease term. Please tell us if this methodology differs from your accounting policy as it relates to the amortization of above-market and below-market leases.

Response: The Company confirms that the Staff’s methodology described in its comment does not differ from the Company’s accounting policy as it relates to the amortization of above-market and below-market leases, which is based on the definition of lease-term provided by paragraph 22a of FASB 98.

MORRIS, MANNING & MARTIN, LLP

Ms. Yolanda Crittendon

Securities and Exchange Commission

January 16, 2009

The Company will clarify its policy regarding lease term for both above- and below-market leases in its disclosure in the “Critical Accounting Policies and Estimates” section, and in the notes to its consolidated financial statements for the year ended December 31, 2008, to be filed in its Form 10-K for the year ended December 31, 2008.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

HDL:tjr

cc: D. Kirk McAllaster, Jr.

Christy T. O’Connor, Esq.
Lauren B. Prevost, Esq.